Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022

During the three-month periods ended June 30, 2023 and 2022, we had an average of 110.1 and 117.7 vessels, respectively, in our owned fleet. In addition, during the three-month period ended June 30, 2023, through our dry-bulk operating platform Costamare Bulkers Inc. (“CBI”) we chartered-in an average of 42.5 third-party dry-bulk vessels. As of July 27, 2023, CBI has chartered-in 56 dry-bulk vessels on period charters.

During the three-month period ended June 30, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital and (ii) acquired the 51% equity interest of York Capital of the 2018-built, 3,800 TEU capacity containership, Polar Brasil and as a result we obtained 100% of the equity interest in the vessel. Furthermore, during the three-month period ended June 30, 2023, we sold the dry-bulk vessels Taibo and Comity with an aggregate DWT of 72,414.

In the three-month period ended June 30, 2022, we sold the dry bulk vessel Thunder with DWT of 57,334.

In March 2023, we entered into an agreement with Neptune Maritime Leasing Limited (“NML”) and its shareholders pursuant to which we agreed to invest in NML’s ship sale and leaseback business up to $200 million in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, we received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire and bareboat charter out vessels through wholly-owned subsidiaries. Up to June 30, 2023, we have invested in NML the amount of $37.8 million. During the three-month period ended June 30, 2023, NML is included in our consolidated financial statements.

In the three-month periods ended June 30, 2023 and 2022, our fleet ownership days totaled 10,020 and 10,715 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned. Furthermore, during the three-month period ended June 30, 2023, the days of the third-party vessels chartered-in through CBI were 3,866.

Consolidated Financial Results and Vessels’ Operational Data(1)

(Expressed in millions of U.S. dollars,	Three-month period ended June 30,			Percentage
except percentages)	2022	2023	Change	Change
Voyage revenue	$290.9	$365.9	$75.0	25.8%
Income from investments in leaseback vessels	-	1.5	1.5	n.m.
Voyage expenses	(11.3)	(69.4)	58.1	n.m.
Charter-in hire expenses	-	(74.6)	74.6	n.m.
Voyage expenses – related parties	(4.0)	(3.4)	(0.6)	(15.0%)
Vessels’ operating expenses	(67.6)	(62.9)	(4.7)	(7.0%)
General and administrative expenses	(3.5)	(4.1)	0.6	17.1%
Management and agency fees – related parties	(11.0)	(14.9)	3.9	35.5%
General and administrative expenses - non-cash component	(1.8)	(1.4)	(0.4)	(22.2%)
Amortization of dry-docking and special survey costs	(2.9)	(4.7)	1.8	62.1%
Depreciation	(41.3)	(41.3)	-	n.m.
Gain on sale of vessels, net	3.5	31.3	27.8	n.m.
Foreign exchange gains	0.3	0.6	0.3	100.0%
Interest income	0.1	9.7	9.6	n.m.
Interest and finance costs	(30.1)	(36.5)	6.4	21.3%
Income from equity method investments	0.5	0.2	(0.3)	(60.0%)
Other	1.2	1.2	-	n.m.
Loss on derivative instruments, net	(1.0)	(29.8)	28.8	n.m.
Net Income	$122.0	$67.4

1

(Expressed in millions of U.S. dollars,	Three-month period ended June 30,			Percentage
except percentages)	2022	2023	Change	Change
Voyage revenue	$290.9	$365.9	$75.0	25.8%
Accrued charter revenue	1.7	2.8	1.1	64.7%
Amortization of time charter assumed	-	-	-	n.m.
Voyage revenue adjusted on a cash basis (1)	$292.6	$368.7	$76.1	26.0%

Vessels’ operational data	Three-month period ended June 30,			Percentage
	2022	2023	Change	Change
Average number of vessels	117.7	110.1	(7.6)	(6.5%)
Ownership days	10,715	10,020	(695)	(6.5%)
Number of vessels under dry-docking and special survey	10	3	(7)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 25.8%, or $75.0 million, to $365.9 million during the three-month period ended June 30, 2023, from $290.9 million during the three-month period ended June 30, 2022. The increase is mainly attributable to (i) revenue earned by CBI, which was fully operational in the second quarter of 2023 and (ii) increased charter rates in certain of our container vessels; partly off-set by decreased charter rates in certain of our dry bulk vessels and by revenue not earned by five container vessels and four dry bulk vessels sold during 2022 and the first half of 2023.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 26.0%, or $76.1 million, to $368.7 million during the three-month period ended June 30, 2023, from $292.6 million during the three-month period ended June 30, 2022. Accrued charter revenue for the three-month periods ended June 30, 2023 and 2022 was a positive amount of $2.8 million and $1.7 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $1.5 million for the three-month period ended June 30, 2023. Income from investments in leaseback vessels was earned from NML’s operations during the second quarter of 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries. NML is included in our consolidated financial statements.

Voyage Expenses

Voyage expenses were $69.4 million and $11.3 million for the three-month periods ended June 30, 2023 and 2022, respectively. Voyage expenses increased, period over period, mainly due to the operations of CBI which is fully operational since the first quarter of 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $74.6 million and nil for the three-month periods ended June 30, 2023 and 2022, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.4 million and $4.0 million for the three-month periods ended June 30, 2023 and 2022, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.3 million and $0.4 million, in the aggregate, for the three-month periods ended June 30, 2023 and 2022, respectively.

2

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $62.9 million and $67.6 million during the three-month periods ended June 30, 2023 and 2022, respectively. Daily vessels’ operating expenses were $6,281 and $6,309 for the three-month periods ended June 30, 2023 and 2022, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $4.1 million and $3.5 million during the three-month periods ended June 30, 2023 and 2022, respectively, and include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related managers were $11.0 million and $11.0 million during the three-month periods ended June 30, 2023 and 2022, respectively. Furthermore, during the three-month period ended June 30, 2023, agency fees of $3.9 million, in aggregate, were charged by three related agency companies in connection with the operations of CBI.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended June 30, 2023 amounted to $1.4 million, representing the value of the shares issued to a related service provider on June 30, 2023. General and administrative expenses - non-cash component for the three-month period ended June 30, 2022 amounted to $1.8 million, representing the value of the shares issued to a related service provider on June 30, 2022.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $4.7 million and $2.9 million during the three-month periods ended June 30, 2023 and 2022, respectively. During the three-month period ended June 30, 2023, one vessel underwent and completed her dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey. During the three-month period ended June 30, 2022, seven vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended June 30, 2023 and 2022 was $41.3 million and $41.3 million, respectively.

Gain on Sale of Vessels, net

During the three-month period ended June 30, 2023, we recorded an aggregate net gain of $31.3 million from (i) the sale of the dry-bulk vessel Taibo, which was classified as vessel held for sale as of March 31, 2023, (ii) the sale of the dry-bulk vessel Comity and (iii) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in sales type lease (Vessels)”. During the three-month period ended June 30, 2022, we recorded a gain of $3.5 million from the sale of the dry-bulk vessel Thunder, which was classified as vessel held for sale during the first quarter of 2022.

Interest Income

Interest income amounted to $9.7 million and $0.1 million for the three-month periods ended June 30, 2023 and 2022, respectively.

Interest and Finance Costs

Interest and finance costs were $36.5 million and $30.1 million during the three-month periods ended June 30, 2023 and 2022, respectively. The increase is mainly attributable to the increased interest expense due to increased financing costs during the three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022.

3

Income from Equity Method Investments

Income from equity method investments for the three-month period ended June 30, 2023 was $0.2 million (Income of $0.5 million for the three-month period ended June 30, 2022) representing our share of the gain in jointly owned companies set up pursuant to the Framework Deed. During the three-month period ended June 30, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital and (ii) acquired the 51% equity interest of York Capital of the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel. As of June 30, 2023 and 2022 three and six companies, respectively, were jointly owned pursuant to the Framework Deed out of which two and four companies, respectively, owned container vessels.

Loss on Derivative Instruments, net

As of June 30, 2023, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of June 30, 2023, the fair value of these instruments, in aggregate, amounted to a net asset of $40.0 million. During the three-month period ended June 30, 2023, a net gain of $13.1 million has been included in OCI and a net loss of $29.8 million has been included in Loss on Derivative Instruments, net.

Cash Flows

Three-month periods ended June 30, 2023 and 2022

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2022	2023
Net Cash Provided by Operating Activities	$161.1	$66.3
Net Cash Provided by / (Used in) Investing Activities	$24.9	$(77.2)
Net Cash Provided by / (Used in) Financing Activities	$14.0	$(158.4)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2023, decreased by $94.8 million to $66.3 million, from $161.1 million for the three-month period ended June 30, 2022. The decrease is mainly attributable to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $58.4 million, by the increased payments for interest (including swap net receipts) of $9.4 million during the three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022; partly offset by the increased cash from operations of $77.5 million, mainly due to revenue earned by CBI, which was fully operational in the second quarter of 2023 and by the decreased dry-docking and special survey costs of $9.8 million during the three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022.

Net Cash Provided by / (Used in) Investing Activities

Net cash used in investing activities was $77.2 million in the three-month period ended June 30, 2023, which mainly consisted of (i) payments for the purchase of short-term investments in US Treasury Bills, (ii) payments for upgrades for certain of our container and dry bulk vessels, (iii) an advance payment for the acquisition of one secondhand dry bulk vessel and (iv) payments for net investments into which NML entered; partly offset by the proceeds we received from the sale of the dry bulk vessels Taibo and Comity and the maturity of part of our short-term investments in US Treasury Bills.

Net cash provided by investing activities was $24.9 million in the three-month period ended June 30, 2022, which mainly consisted of proceeds we received from (i) the sale of the dry bulk vessel Thunder and (ii) the maturity of short-term investments in US Treasury Bills; partly off-set by payments (i) for upgrades for certain of our container and dry bulk vessels and (ii) for the purchase of short-term investments in US Treasury Bills.

4

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $158.4 million in the three-month period ended June 30, 2023, which mainly consisted of (a) $90.8 million net payments relating to our debt financing agreements (including proceeds of $158.9 million we received from three debt financing agreements), (b) $31.2 million we paid for the re-purchase of 3.5 million of our common shares, (c) $10.0 million we paid for dividends to holders of our common stock for the first quarter of 2023 and (d) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from January 15, 2023 to April 14, 2023.

Net cash provided by financing activities was $14.0 million in the three-month period ended June 30, 2022, which mainly consisted of (a) $143.5 million net proceeds relating to our debt financing agreements (including proceeds of $551.3 million we received from our debt financing agreements), (b) $52.4 million we paid for the re-purchase of 4.1 million of our common shares, (c) $57.5 million we paid for dividends to holders of our common stock for the first quarter of 2022 (including a special dividend to holders of our common stock of $46.7 million) and (d) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from January 15, 2022 to April 14, 2022.

Results of Operations

Six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022

During the six-month periods ended June 30, 2023 and 2022, we had an average of 111.4 and 117.6 vessels, respectively, in our owned fleet. In addition, during the six-month period ended June 30, 2023, through CBI we chartered-in an average of 26.8 third-party dry-bulk vessels. As of July 27, 2023, CBI has chartered-in 56 dry-bulk vessels on period charters.

During the six-month period ended June 30, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital and (ii) acquired the 51% equity interest of York Capital of the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel. Furthermore, during the six-month period ended June 30, 2023, we sold the container vessels Maersk Kalamata and Sealand Washington with an aggregate TEU capacity of 13,292 and the dry-bulk vessels Miner, Taibo and Comity with an aggregate DWT of 104,714.

During the six-month period ended June 30, 2022, we accepted delivery of (i) the secondhand container vessel Dyros with a TEU capacity of 4,578 and (ii) the secondhand dry bulk vessels Oracle, Libra and Norma with an aggregate DWT of 172,717. Furthermore, in the six-month period ended June 30, 2022, we sold the container vessel Messini, with a TEU capacity of 2,458, and the dry bulk vessel Thunder, with DWT of 57,334.

In March 2023, we entered into an agreement with NML and its shareholders pursuant to which we agreed to invest in NML’s ship sale and leaseback business up to $200 million in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, we received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire and bareboat charter out vessels through wholly-owned subsidiaries. Up to June 30, 2023, we have invested in NML the amount of $37.8 million. NML is included in our consolidated financial statements.

In the six-month periods ended June 30, 2023 and 2022, our fleet ownership days totaled 20,163 and 21,279 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned. Furthermore, during the six-month period ended June 30, 2023, the days of the third-party vessels chartered-in through CBI were 4,843.

Consolidated Financial Results and Vessels’ Operational Data(1)

(Expressed in millions of U.S. dollars,	Six-month period ended June 30,			Percentage
except percentages)	2022	2023	Change	Change
Voyage revenue	$558.9	$614.7	$55.8	10.0%
Income from investments in lease back vessels	-	1.5	1.5	n.m.
Voyage expenses	(19.8)	(101.0)	81.2	n.m.
Charter-in hire expenses	-	(87.0)	87.0	n.m.
Voyage expenses – related parties	(7.7)	(6.6)	(1.1)	(14.3%)
Vessels’ operating expenses	(133.4)	(130.6)	(2.8)	(2.1%)
General and administrative expenses	(6.7)	(8.5)	1.8	26.9%
Management and agency fees – related parties	(21.9)	(30.1)	8.2	37.4%
General and administrative expenses – non-cash component	(4.4)	(2.9)	(1.5)	(34.1%)
Amortization of dry-docking and special survey costs	(5.6)	(9.4)	3.8	67.9%
Depreciation	(82.5)	(82.4)	(0.1)	(0.1%)
Gain on sale of vessels, net	21.3	118.0	96.7	n.m.
Foreign exchange gains	0.4	1.8	1.4	n.m.
Interest income	0.1	16.4	16.3	n.m.
Interest and finance costs	(55.2)	(73.3)	18.1	32.8%
Income / (Loss) from equity method investments	0.8	(1.1)	(1.9)	n.m.
Other	1.6	3.8	2.2	n.m.
Loss on derivative instruments, net	(0.9)	(7.0)	(6.1)	n.m.
Net Income	$245.0	$216.3

5

(Expressed in millions of U.S. dollars,	Six-month period ended June 30,			Percentage
except percentages)	2022	2023	Change	Change
Voyage revenue	$558.9	$614.7	$55.8	10.0%
Accrued charter revenue	5.1	0.5	(4.6)	(90.2%)
Amortization of time charter assumed	0.1	-	(0.1)	(100.0%)
Voyage revenue adjusted on a cash basis (1)	$564.1	$615.2	$51.1	9.1%

Vessels’ operational data	Six-month period ended June 30,			Percentage
	2022	2023	Change	Change
Average number of vessels	117.6	111.4	(6.2)	(5.3%)
Ownership days	21,279	20,163	(1,116)	(5.2%)
Number of vessels under dry-docking and special survey	12	12	-

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 10.0%, or $55.8 million, to $614.7 million during the six-month period ended June 30, 2023, from $558.9 million during the six-month period ended June 30, 2022. The increase is mainly attributable to (i) revenue earned by CBI, which was fully operational in the first half of 2023 and (ii) increased charter rates in certain of our container vessels; partly off-set by decreased charter rates in certain of our dry bulk vessels, by revenue not earned by six container vessels and four dry bulk vessels sold during 2022 and the first half of 2023 and increased off-hire days in the first half of 2023 compared to the first half of 2022.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 9.1%, or $51.1 million, to $615.2 million during the six-month period ended June 30, 2023, from $564.1 million during the six-month period ended June 30, 2022. Accrued charter revenue for the six-month periods ended June 30, 2023 and 2022 was a positive amount of $0.5 million and $5.1 million, respectively.

6

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $1.5 million for the six-month period ended June 30, 2023. Income from investments in leaseback vessels was earned from NML’s operations during the second quarter of 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries. NML is included in our consolidated financial statements.

Voyage Expenses

Voyage expenses were $101.0 million and $19.8 million for the six-month periods ended June 30, 2023 and 2022, respectively. Voyage expenses increased, period over period, mainly due to the operations of CBI which was fully operational during the six-month period ended June 30, 2023 and to the increased repositioning expenses of certain of our owned dry-bulk vessels during the first quarter of 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $87.0 million and nil for the six-month periods ended June 30, 2023 and 2022, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $6.6 million and $7.7 million for the six-month periods ended June 30, 2023 and 2022, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.7 million and $0.8 million, in the aggregate, for the six-month periods ended June 30, 2023 and 2022, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $130.6 million and $133.4 million during the six-month periods ended June 30, 2023 and 2022, respectively. Daily vessels’ operating expenses were $6,478 and $6,267 for the six-month periods ended June 30, 2023 and 2022, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $8.5 million and $6.7 million during the six-month periods ended June 30, 2023 and 2022, respectively, and include amounts of $1.3 million and $1.3 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related managers were $21.7 million and $21.9 million during the six-month periods ended June 30, 2023 and 2022, respectively. Furthermore, during the six-month period ended June 30, 2023, agency fees of $8.4 million, in aggregate, were charged by three related agency companies in connection with the operations of CBI.

General and Administrative Expenses – non-cash component

General and administrative expenses – non-cash component for the six-month period ended June 30, 2023 amounted to $2.9 million, representing the value of the shares issued to a related service provider on March 30, 2023 and June 30, 2023. General and administrative expenses – non-cash component for the six-month period ended June 30, 2022 amounted to $4.4 million, representing the value of the shares issued to a related service provider on March 30, 2022 and June 30, 2022.

7

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $9.4 million and $5.6 million during the six-month periods ended June 30, 2023 and 2022, respectively. During the six-month period ended June 30, 2023, ten vessels underwent and completed their dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey. During the six-month period ended June 30, 2022, nine vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the six-month periods ended June 30, 2023 and 2022 was $82.4 million and $82.5 million, respectively.

Gain on Sale of Vessels, net

During the six-month period ended June 30, 2023, we recorded an aggregate net gain of $118.0 million from (i) the sale of the container vessels Maersk Kalamata and Sealand Washington, which were classified as vessels held for sale as of December 31, 2022 (initially classified as vessels held for sale as of March 31, 2022), (ii) the sale of the dry-bulk vessel Taibo, which was classified as vessel held for sale as of March 31, 2023, (iii) the sale of the dry-bulk vessels Miner and Comity and (iv) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in sales type lease (Vessels)”. During the six-month period ended June 30, 2022, we recorded an aggregate gain of $21.3 million from the sale of the container vessel Messini (vessel classified as held for sale during the fourth quarter of 2021) and the dry-bulk vessel Thunder (vessel classified as held for sale during the first quarter of 2022).

Interest Income

Interest income amounted to $16.4 million and $0.1 million for the six-month periods ended June 30, 2023 and 2022, respectively.

Interest and Finance Costs

Interest and finance costs were $73.3 million and $55.2 million during the six-month periods ended June 30, 2023 and 2022, respectively. The increase is mainly attributable to the increased interest expense due to increased financing costs during the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022.

Income / (Loss) from Equity Method Investments

Loss from equity method investments for the six-month period ended June 30, 2023 was $1.1 million (Income of $0.8 million for the six-month period ended June 30, 2022) representing our share of the loss in jointly owned companies set up pursuant to the Framework Deed. During the six-month period ended June 30, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital and (ii) acquired the 51% equity interest of York Capital of the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel. As of June 30, 2023 and 2022 three and six companies, respectively, were jointly owned pursuant to the Framework Deed out of which two and four companies, respectively, owned container vessels.

Loss on Derivative Instruments, net

As of June 30, 2023, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of June 30, 2023, the fair value of these instruments, in aggregate, amounted to a net asset of $40.0 million. During the six-month period ended June 30, 2023, a net loss of $7.6 million has been included in OCI and a loss of $7.0 million has been included in Loss on Derivative Instruments, net.

Cash Flows

Six-month periods ended June 30, 2023 and 2022

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2022	2023
Net Cash Provided by Operating Activities	$315.4	$103.6
Net Cash Provided by / (Used in) Investing Activities	$(21.9)	$114.0
Net Cash Provided by / (Used in) Financing Activities	$40.9	$(253.0)

8

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2023, decreased by $211.8 million to $103.6 million, from $315.4 million for the six-month period ended June 30, 2022. The decrease is mainly attributable to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $105.0 million, by the increased payments for interest (including swap net receipts) of $22.0 million during the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022 and by the increased dry-docking and special survey costs of $0.8 million during the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022; partly offset by the increased cash from operations of $52.6 million, mainly due to revenue earned by CBI, which was fully operational in the first half of 2023.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $114.0 million in the six-month period ended June 30, 2023, which mainly consisted of proceeds we received from (i) the sale of the container vessels Sealand Washington and Maersk Kalamata and the dry bulk vessels Miner, Taibo and Comity and (ii) the maturity of part of our short-term investments in US Treasury Bills; partly off-set by payments for the purchase of short-term investments in US Treasury Bills, payments for upgrades for certain of our container and dry bulk vessels, an advance payment for the acquisition of one secondhand dry bulk vessel and payments for net investments into which NML entered.

Net cash used in investing activities was $21.9 million in the six-month period ended June 30, 2022, which mainly consisted of (i) payments for the acquisition of two secondhand dry bulk vessels, (ii) settlement payment for the delivery of one secondhand dry bulk vessel, (iii) payment for the purchase of short-term investments in US Treasury Bills and (iv) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from (i) the sale of the container vessel Messini and the dry bulk vessel Thunder and (ii) the maturity of short-term investments in US Treasury Bills.

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $253.0 million in the six-month period ended June 30, 2023, which mainly consisted of (a) $165.0 million net payments relating to our debt financing agreements (including proceeds of $481.8 million we received from four debt financing agreements), (b) $31.2 million we paid for the re-purchase of 3.5 million of our common shares, (c) $20.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2022 and the first quarter of 2023 and (d) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2022 to January 14, 2023 and January 15, 2023 to April 14, 2023.

Net cash provided by financing activities was $40.9 million in the six-month period ended June 30, 2022, which mainly consisted of (a) $191.4 million net proceeds relating to our debt financing agreements (including proceeds of $770.4 million we received from our debt financing agreements), (b) $68.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2021 and the first quarter of 2022 (including a special dividend paid to holders of our common stock of $46.7 million for the first quarter of 2022) and (c) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2021 to January 14, 2022 and January 15, 2022 to April 14, 2022.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of June 30, 2023, we had Cash and cash equivalents (including restricted cash) of $776.2 million, $148.0 million invested in short-dated US Treasury Bills (Short-term investments) and $47.5 million margin deposits in relation to our FFAs. Furthermore, as of June 30, 2023, our liquidity stood at $1,059.0 million including (a) our share of cash amounting to $3.1 million held in joint venture companies set up pursuant to the Framework Deed and (b) $84.2 million of available undrawn funds from one hunting license facility.

9

Debt-free vessels

As of July 27, 2023, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
Containerships
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed.

Conference Call details:

On Friday, July 28, 2023 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until August 4, 2023. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 9454158.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 49 years of history in the international shipping industry and a fleet of 70 containerships, with a total capacity of approximately 520,000 TEU and 44 dry bulk vessels with a total capacity of approximately 2,687,000 DWT (including two secondhand vessels that we have agreed to acquire). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third-party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

10

Containership Fleet List

The table below provides additional information, as of July 27, 2023, about our fleet of containerships, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	March 2030(3)
16	ZIM SHANGHAI	ZIM	2006	9,469	72,700	July 2025
17	ZIM YANTIAN	ZIM	2006	9,469	72,700	June 2025
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS	MSC	2013	8,827	35,300	January 2026
25	MSC ATHOS	MSC	2013	8,827	35,300	February 2026
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(7)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(8)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(9)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(10)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(11)
31	NAVARINO	MSC/(*)	2010	8,531	31,000/(*)	March 2029(12)
32	MAERSK KLEVEN	Maersk/MSC	1996	8,044	25,000/41,500	September 2026(13)
33	MAERSK KOTKA	Maersk/MSC	1996	8,044	25,000/41,500	September 2026(13)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	MSC	1996	7,403	41,500	July 2026
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
39	ZIM VIETNAM	ZIM	2003	6,644	53,000	October 2025
40	ZIM AMERICA	ZIM	2003	6,644	53,000	October 2025
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)	2004	6,492	58,500	April 2026
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	14,200	December 2024(14)

11

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
47	KYPARISSIA	Maersk	2014	4,957	14,200	November 2024(14)
48	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(15)
49	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(15)
50	OAKLAND	CMA CGM	2000	4,890	21,000	August 2023
51	GIALOVA	ZIM	2009	4,578	25,500	April 2024
52	DYROS	Maersk	2008	4,578	22,750	January 2024
53	NORFOLK	(*)	2009	4,259	(*)	March 2025
54	VULPECULA	ZIM	2010	4,258	43,250 (on average)	May 2028(16)
55	VOLANS	Hapag Lloyd	2010	4,258	21,750	June 2024(17)
56	VIRGO	Maersk	2009	4,258	30,200	February 2024
57	VELA	ZIM	2009	4,258	43,250 (on average)	April 2028(18)
58	ANDROUSA	(*)	2010	4,256	(*)	May 2024
59	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
60	ULSAN	Maersk	2002	4,132	34,730	January 2026
61	POLAR BRASIL (ii)	Maersk	2018	3,800	19,700	January 2025(19)
62	LAKONIA	COSCO	2004	2,586	26,500	March 2025
63	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	May 2024
64	ETOILE	(*)	2005	2,556	(*)	June 2026
65	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
66	MONEMVASIA(i) (iii)	-	1998	2,472	-	Vessel scheduled to be sold
67	ARKADIA(i)	Swire Shipping	2001	1,550	14,250	February 2024
68	MICHIGAN	MSC/(*)	2008	1,300	18,700/(*)	October 2025(20)
69	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2026(21)
70	LUEBECK	MSC/(*)	2001	1,078	15,000/(*)	April 2026(22)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(8)	Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(9)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(10)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(11)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
12

(12)	Navarino is currently chartered to MSC at a daily rate of $31,000 until March 1, 2025, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.
(13)	Upon redelivery of each vessel from Maersk between September 2023 and October 2023, each vessel will commence a new charter with MSC for a period of 36 to 38 months at a fixed daily rate of $41,500.
(14)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(15)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(16)	Vulpecula is currently chartered to ZIM under a charterparty agreement which commenced in May 2023. The tenor of the charter is for a period of 60 to 64 months at a daily rate of $43,250, on average. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(17)	This charter shall commence around the end of July 2023.
(18)	Vela is currently chartered to ZIM under a charterparty agreement which commenced in April 2023. The tenor of the charter is for a period of 60 to 64 months at a daily rate of $43,250, on average. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(19)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(20)	Michigan is currently chartered to MSC at a daily rate of $18,700 until October 2023, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(21)	Trader is currently chartered at an undisclosed rate until October 1, 2024, at the earliest. Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(22)	Luebeck is currently chartered to MSC at a daily rate of $15,000 until April 2024, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning companies.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	Denotes vessel we have agreed to sell.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

13

Dry Bulk Vessel Fleet List

The tables below provide information, as of July 27, 2023 about our fleet of dry bulk vessels, including the vessels that we have agreed to acquire.

	Vessel Name	Year Built	Capacity (DWT)
1	AEOLIAN	2012	83,478
2	GRENETA	2010	82,166
3	HYDRUS	2011	81,601
4	PHOENIX	2012	81,569
5	BUILDER	2012	81,541
6	FARMER	2012	81,541
7	SAUVAN	2010	79,700
8	ROSE	2008	76,619
9	MERCHIA	2015	63,800
10	SEABIRD	2016	63,553
11	DAWN	2018	63,530
12	ORION	2015	63,473
13	DAMON	2012	63,227
14	TITAN I	2009	58,090
15	ERACLE	2012	58,018
16	PYTHIAS	2010	58,018
17	NORMA	2010	58,018
18	ORACLE	2009	57,970
19	CURACAO	2011	57,937
20	URUGUAY	2011	57,937
21	ATHENA	2012	57,809
22	SERENA	2010	57,266
23	LIBRA	2010	56,729
24	PEGASUS	2011	56,726
25	MERIDA	2012	56,670
26	CLARA	2008	56,557
27	PEACE	2006	55,709
28	PRIDE	2006	55,705
29	BERMONDI	2009	55,469
30	VERITY	2012	37,163
31	PARITY	2012	37,152
32	ACUITY	2011	37,149
33	EQUITY	2013	37,071
34	DISCOVERY	2012	37,019
35	BERNIS	2011	34,627
36	MANZANILLO	2010	34,426
37	ADVENTURE	2011	33,755
38	ALLIANCE	2012	33,751
39	CETUS	2010	32,527
40	PROGRESS	2011	32,400
41	KONSTANTINOS	2012	32,178
42	RESOURCE	2010	31,776

14

Dry Bulk Vessels agreed to be acquired within Q3 2023

	Vessel Name	Year Built	Capacity (DWT)
1	AQUARANGE (tbr. DORADO)	2011	179,842
2	AQUAENNA (tbr. ENNA)	2011	175,975

15

Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2022	2023	2022	2023

	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$558,937	$614,712	$290,927	$365,943
Income from investments in leaseback vessels	-	1,477	-	1,477
Total revenues	$558,937	$616,189	$290,927	$367,420

EXPENSES:
Voyage expenses	(19,833)	(101,011)	(11,262)	(69,380)
Charter-in hire expenses	-	(86,961)	-	(74,556)
Voyage expenses – related parties	(7,740)	(6,636)	(3,995)	(3,425)
Vessels’ operating expenses	(133,351)	(130,607)	(67,604)	(62,933)
General and administrative expenses	(6,725)	(8,475)	(3,463)	(4,109)
Management and agency fees – related parties	(21,892)	(30,061)	(11,025)	(14,871)
General and administrative expenses – non-cash component	(4,360)	(2,854)	(1,808)	(1,446)
Amortization of dry-docking and special survey costs	(5,646)	(9,457)	(2,939)	(4,756)
Depreciation	(82,476)	(82,411)	(41,326)	(41,267)
Gain on sale of vessels, net	21,250	118,046	3,452	31,328
Foreign exchange gains	387	1,829	277	560
Operating income	$298,551	$277,591	$151,234	$122,565

OTHER INCOME / (EXPENSES):
Interest income	$138	$16,371	$124	$9,649
Interest and finance costs	(55,211)	(73,337)	(30,081)	(36,457)
Income / (loss) from equity method investments	776	(1,137)	488	224
Other	1,680	3,756	1,205	1,190
Loss on derivative instruments, net	(910)	(6,986)	(983)	(29,777)
Total other expenses	$(53,527)	$(61,333)	$(29,247)	$(55,171)
Net Income	$245,024	$216,258	$121,987	$67,394
Earnings allocated to Preferred Stock	(15,448)	(15,448)	(7,854)	(7,854)
Net loss attributable to the non-controlling interest	-	3,997	-	3,706
Net Income available to common stockholders	$229,576	$204,807	$114,133	$63,246

Earnings per common share, basic and diluted	$1.85	$1.67	$0.92	$0.52
Weighted average number of shares, basic and diluted	124,228,628	122,560,175	124,306,059	122,588,759

16

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2022	As of June 30, 2023
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$718,049	$682,732
Restricted cash	9,768	10,189
Margin deposits	-	47,531
Short-term investments	120,014	147,986
Investment in leaseback vessels, current	-	12,522
Net investment in sales type lease (Vessels), current	-	14,150
Accounts receivable	26,943	41,843
Inventories	28,039	54,436
Due from related parties	3,838	1,331
Fair value of derivatives	25,660	32,244
Insurance claims receivable	5,410	14,459
Vessels held for sale	55,195	-
Time charter assumed	199	199
Accrued charter revenue	10,885	10,158
Prepayments and other	10,622	42,560
Total current assets	$1,014,622	$1,112,340
FIXED ASSETS, NET:
Vessels and advances, net	3,666,861	3,539,869
Total fixed assets, net	$3,666,861	$3,539,869
NON-CURRENT ASSETS:
Equity method investments	$20,971	$8,984
Investment in leaseback vessels, non-current	-	68,247
Deferred charges, net	55,035	63,271
Finance leases, right-of-use assets (Vessels)	-	39,916
Net investment in sales type lease (Vessels), non-current	-	33,358
Operating leases, right-of-use assets	-	301,801
Accounts receivable, non-current	5,261	5,111
Restricted cash	83,741	83,312
Fair value of derivatives, non-current	37,643	39,167
Accrued charter revenue, non-current	11,627	12,509
Time charter assumed, non-current	468	369
Total assets	$4,896,229	$5,308,254
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$320,114	$331,622
Finance lease liability	-	2,592
Operating lease liabilities, current portion	-	165,954
Accounts payable	18,155	37,377
Due to related parties	2,332	2,415
Accrued liabilities	51,551	43,306
Unearned revenue	25,227	52,362
Fair value of derivatives	2,255	20,139
Other current liabilities	3,456	5,369
Total current liabilities	$423,090	$661,136
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$2,264,507	$2,099,584
Finance lease liability, net of current portion	-	25,244
Operating lease liabilities, non-current portion	-	135,847
Fair value of derivatives, net of current portion	13,655	11,322
Unearned revenue, net of current portion	34,540	31,342
Other non-current liabilities	-	2,422
Total non-current liabilities	$2,312,702	$2,305,761
COMMITMENTS AND CONTINGENCIES
Temporary equity – Redeemable non-controlling interest in subsidiary	$3,487	$(827)
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Treasury stock	(60,095)	(91,256)
Additional paid-in capital	1,423,954	1,431,762
Retained earnings	746,658	923,188
Accumulated other comprehensive income	46,421	38,855
Total Costamare Inc. stockholders’ equity	$2,156,950	$2,302,561
Non-controlling interest	-	39,623
Total stockholders’ equity	2,156,950	2,342,184
Total liabilities and stockholders’ equity	$4,896,229	$5,308,254

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Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023

Voyage revenue	$558,937	$614,712	$290,927	$365,943
Income from investments in leaseback vessels	-	$1,477	-	$1,477

Accrued charter revenue (1)	$5,069	$531	$1,712	$2,796
Amortization of time-charter assumed	$98	$29	$49	$(20)
Voyage revenue adjusted on a cash basis (2)	$564,104	$615,272	$292,688	$368,719

Adjusted Net Income available to common stockholders (3)	$223,058	$115,093	$118,563	$68,559
Weighted Average number of shares	124,228,628	122,560,175	124,306,059	122,588,759
Adjusted Earnings per share (3)	$1.80	$0.94	$0.95	$0.56

Net Income	$245,024	$216,258	$121,987	$67,394
Net Income available to common stockholders	$229,576	$204,807	$114,133	$63,246
Weighted Average number of shares	124,228,628	122,560,175	124,306,059	122,588,759
Earnings per share	$1.85	$1.67	$0.92	$0.52

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the six-month periods ended June 30, 2023 and 2022. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023

Net Income	$245,024	$216,258	$121,987	$67,394
Earnings allocated to Preferred Stock	(15,448)	(15,448)	(7,854)	(7,854)
Non-Controlling Interest	-	3,997	-	3,706
Net Income available to common stockholders	229,576	204,807	114,133	63,246
Accrued charter revenue	5,069	531	1,712	2,796
General and administrative expenses - non-cash component	4,360	2,854	1,808	1,446
Amortization of Time charter assumed	98	29	49	(20)
Realized (gain) / loss on Euro/USD forward contracts (1)	950	(235)	619	(283)
Gain on sale of vessels, net	(21,250)	(118,046)	(3,452)	(31,328)
Loss on sale of vessel by a jointly owned company with York Capital included in equity loss on investments	-	2,065	-	36
Non-recurring, non-cash write-off of loan deferred financing costs	2,339	1,439	1,705	465
(Gain) / Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	910	21,649	983	32,201
Non-recurring payments for loan cancellation fees	1,006	-	1,006	-
Adjusted Net Income available to common stockholders	$223,058	$115,093	$118,563	$68,559
Adjusted Earnings per Share	$1.80	$0.94	$0.95	$0.56
Weighted average number of shares	124,228,628	122,560,175	124,306,059	122,588,759

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, realized (gain)/loss on Euro/USD forward contracts, gain on sale of vessels, net, loss on sale of vessel by a jointly owned company with York Capital included in equity loss on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and non-recurring payments for loan cancellation fees. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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Selected Segmental Financial Information and Reconciliation of Net Income/(Loss) per segment to Net Income/(Loss) per segment adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments.

	For the six-month period ended June 30, 2023
(Expressed in thousands of U.S. dollars)	Container vessels	Dry bulk vessels	CBI	NML	Other	Intersegment Eliminations	Total
Total assets - June 30, 2023	3,240,823	724,177	508,833	98,280	738,859	(2,718)	5,308,254
Voyage revenue	406,917	74,347	133,448	-	-	-	614,712
Intersegment voyage revenue	-	3,079	-	-	-	(3,079)	-
Income from investment in leaseback vessels	-	-	-	1,477	-	-	1,477
Net Income / (Loss)	306,067	(31,715)	(57,516)	571	(1,149)	-	216,258
(Gain)/Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	959	3,076	17,614	-	-	-	21,649
Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	307,026	(28,639)	(39,902)	571	(1,149)	-	237,907

	For the six-month period ended June 30, 2022
(Expressed in thousands of U.S. dollars)	Container vessels	Dry bulk vessels	Other	Total
Total assets - June 30, 2022	3,955,353	774,774	29,483	4,759,610
Voyage revenue	380,260	178,677	-	558,937
Net Income	168,559	75,689	776	245,024
(Gain)/Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	633	277	-	910
Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	169,192	75,966	776	245,934

	For the three-month period ended June 30, 2023
(Expressed in thousands of U.S. dollars)	Container vessels	Dry bulk vessels	CBI	NML	Other	Intersegment Eliminations	Total
Total assets - June 30, 2023	3,240,823	724,177	508,833	98,280	738,859	(2,718)	5,308,254
Voyage revenue	211,250	40,225	114,468	-	-	-	365,943
Intersegment voyage revenue	-	1,375	-	-	-	(1,375)	-
Income from investment in leaseback vessels	-	-	-	1,477	-	-	1,477
Net Income / (Loss)	125,967	(5,722)	(53,635)	571	213	-	67,394
(Gain)/Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	1,400	1,940	28,861	-	-	-	32,201
Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	127,367	(3,782)	(24,774)	571	213	-	99,595

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	For the three-month period ended June 30, 2022
(Expressed in thousands of U.S. dollars)	Container vessels	Dry bulk vessels	Other	Total
Total assets - June 30, 2022	3,955,353	774,774	29,483	4,759,610
Voyage revenue	190,783	100,144	-	290,927
Net Income	73,476	48,023	488	121,987
(Gain)/Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	638	345	-	983
Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	74,114	48,368	488	122,970

“Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments” represents Net Income before “(gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments”. “Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments” is not a recognized measurement under U.S. GAAP. We believe that the presentation of “Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments” is useful because it provides investors with a measure of the operating results unaffected by volatility in the value of our currently held derivative instruments.

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